SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of November, 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                   HOCHE DEUTSCHLAND! (means "Go Germany!)

                 RYANAIR CELEBRATES 10M PASSENGERS IN GERMANY!
                 70,000 SEATS FOR FREE* FROM DUSSELDORF WEEZE!

Ryanair, Europe's No.1 low fares airline, today (Tuesday, 16th November 2004) celebrated carrying 10M passengers in Germany and announced a fantastic 70,000 FREE* seats sale (exc. taxes) from Dusseldorf Weeze Airport. Ryanair commenced flying to/from Germany in 1999 with just 1 route from Frankfurt Hahn to London Stansted. To date Ryanair successfully operates 39 international daily routes from 8 regional airports throughout Germany.

Speaking in Dusseldorf Weeze Airport today, Ryanair CEO, Michael O'Leary said:

        "In just 5 short years, Ryanair has grown to become Germany's No.1 low fares airline. Today we are celebrating carrying 10M passengers and celebrating our success here at Dusseldorf Weeze by giving 70,000 ordinary German consumers the opportunity to fly for FREE!"

        "We started flying here to Dusseldorf Weeze in 2003, and this year we will carry over 300,000 passengers on our 5 international daily routes to/from Dusseldorf Weeze, saving consumers from the Dusseldorf region over EURO30M off the fares charged by high fares airlines at Dusseldorf's "international" airport. However, Dusseldorf International Airport is desperately trying to prevent competition from Dusseldorf Weeze Airport and has gone so far as to prevent Weeze Airport from referring to "Dusseldorf" in its name, despite the fact that Weeze is officially designated by IATA as an airport serving the Dusseldorf region. This desperate act confirms the lengths that Dusseldorf International is willing to prevent competition and low fares for ordinary consumers in the region. We are confident Dusseldorf Weeze will succeed against Dusseldorf International's anti-competitive actions. "

        "Unfortuately Dusseldorf International Airport aren't the only ones trying to prevent low fares for ordinary German consumers. ADL, the "Cartel of German airlines," are using the Commission's flawed decision in the Charleroi case to try to limit competition in the German market. The arrangements that Ryanair has with the numerous underutilized regional and secondary airports in Germany are open to any airline who wants to deliver the kind of passenger numbers that we do to these airports. The deals are wide open and the ADL should stop whinging and trying to limit competition and come to the low cost, efficient airports that we operate to."

70,000 FREE seats (fare of 1 cent / EURO0.01 applies and taxes of EURO16.00). See www.ryanair.defor further details

Booking Period:       Mon 15 Nov - midnight Mon 22 Nov - web only.
Travel Period:        29 Nov - 16 Mar (NYO from 21 Feb 05)
Applicable Days:      Mon - Thu & Sat - Advance purchase 14 days
Blackout Period:      16 Dec - 05 Jan

Ends:                              Tuesday, 16th November 2004.

For further information:

Paul Fitzsimmons - Ryanair         Pat Walsh - Murray Consultants
Tel: 00 353 1 812 1228             Tel: 00 353 1 4980 300



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  16 November, 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director